UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 14, 2011

________________

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

10 June 2011

Novo Nordisk Inc. reaches agreements with US Department of Justice

Novo Nordisk announced today that it has reached an agreement with the US Department of Justice and two individuals to settle an investigation and civil lawsuit related to alleged improper marketing practices in the United States regarding NovoSeven®. The company disclosed this investigation on 2 February 2010 in the company’s 2009 financial statement. Under the agreement, Novo Nordisk will pay USD 25 million to the settling parties.

As stated in the written agreement, Novo Nordisk denies any wrongdoing in the matter. Jim Shehan, corporate vice president and US general counsel for Novo Nordisk Inc., says: “We are committed to running our business according to high legal and ethical standards and have been cooperating with the government since the investigation began. With this settlement we avoid the distraction and costs of a lengthy legal battle, which would not have been in the best interest of the company or its stakeholders”.

In the US, NovoSeven® is approved for treatment of bleeding episodes in patients suffering from certain rare bleeding disorders (1). The complaint asserts that the company’s US affiliate, Novo Nordisk Inc. (‘NNI’), improperly promoted NovoSeven® for unapproved indications. Novo Nordisk does not recommend or promote the off-label use of its medicines, and in fact works proactively with the FDA and other government agencies to address safety concerns when physicians exercise their professional judgment to use NovoSeven® outside of its approved indications.

Novo Nordisk has conducted FDA-approved clinical trials with NovoSeven® to investigate other uses for the product, including treatment of bleeding in patients with severe trauma. “We believe our efforts have advanced the scientific understanding of uncontrolled bleeding and provided valuable data to help improve medical care in both civilian hospitals and military settings,” says Jim Shehan.

Company Announcement no 36 / 2011				Page 1 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

In addition to the financial settlement, NNI has entered into a five-year Corporate Integrity Agreement with the Office of the Inspector General of the U.S. Department of Health and Human Services. Under that agreement, NNI will add additional reporting and other procedures to its already robust compliance programme. Such Corporate Integrity Agreements are customary in this type of settlement and most of the major pharmaceutical companies operating in the United States are party to such agreements.

The current US compliance programme, led by a dedicated compliance officer and overseen by an executive-level compliance committee, ensures that all in-house and field-based employees are educated and trained on NNI’s Code of Business Conduct and the policies and procedures that govern compliance. NNI also maintains a disclosure programme that allows for the confidential disclosure and investigation of potential compliance violations and disciplinary procedures; screening measures for persons ineligible to participate in federally-funded healthcare programmes; and internal auditing procedures.

NNI has also settled a previously disclosed investigation with the office of the US Attorney for the Eastern District of New York and one individual. In December 2005, Novo Nordisk was issued a subpoena calling for the production of documents relating to the company’s US marketing and promotional practices related to its insulin products. This settlement agreement involves a payment from NNI of USD 1.7 million. As with the NovoSeven® matter, Novo Nordisk is not admitting to any wrongdoing as part of agreeing to settle the matter.

These settlements will not have any impact on the financial outlook for the company.

Notes:

(1) NovoSeven® is approved for the following indications in the US:

Treatment of bleeding episodes in haemophilia A or B with inhibitors and in acquired haemophilia; prevention of bleeding in surgical interventions or invasive procedures in haemophilia A or B with inhibitors and in acquired haemophilia; treatment of bleeding episodes in congenital FVII deficiency; prevention of bleeding in surgical interventions or invasive procedures in congenital FVII deficiency.

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 31,400 employees in 74 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Company Announcement no 36 / 2011				Page 2 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

For further information please contact:

Media:	Investors:

Outside North America: Mike Rulis Tel: (+45) 4442 3573 mike@novonordisk.com	Outside North America Klaus Bülow Davidsen Tel: (+45) 4442 3176 klda@novonordisk.com

Jannick Lindegaard Tel: (+45) 4442 4765 jlis@novonordisk.com

Frank Daniel Mersebach Tel: (+45) 4442 0604 fdni@novonordisk.com
In North America: Ken Inchausti Tel: (+1) 609 514 8316 kiau@novonordisk.com

Company Announcement no 36 / 2011				Page 3 of 3

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: June 14, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer